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                          January 26, 2023

       David Dunbar
       President/Chief Executive Officer
       Standex International Corporation
       23 Keewaydin Drive
       Salem, New Hampshire 03079

                                                        Re: Standex
International Corporation
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed August 5,
2022
                                                            File No. 001-07233

       Dear David Dunbar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 18

   1. You had income from continuing operations before income taxes of $11,885 on revenues of $429,368 in the
United States in 2022. This represents an income from continuing operations before
income taxes margin of 2.8%. You had income from continuing
                                                        operations of $69,404
on revenues of $305,971 outside the United States in 2022. This represents an income
from continuing operations before income taxes margin of 22.7%.
                                                        Please discuss and
analyze the reasons for the low income from continuing operations before income taxes in
the United States and the higher income from continuing
                                                        operations before
income taxes outside the United States.
 David Dunbar
Standex International Corporation
January 26, 2023
Page 2
Gross Profit, page 20

2. Please quantify the factors that contributed to an increase or decrease in your gross profit.
         Organic sales growth is one of the factors that accounts for increases in your gross profit.
         Revise to disclose the drivers of organic sales growth. Since cost of sales likely increase with sales increases, discuss the relative impact of increases in cost of sales on your gross profit margins. If product mix contributes to changes in gross profit margin, discuss the impact of product mix and the products that are the primary contributors.
         Lastly, disclose what impact inflation had on your costs of sales and margins. Refer to
         Item 303 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Branch Chief at (202) 551-3752 with any questions.



FirstName LastNameDavid Dunbar                                  Sincerely,
Comapany NameStandex International Corporation
                                                                Division of
Corporation Finance
January 26, 2023 Page 2                                         Office of
Energy & Transportation
FirstName LastName